Exhibit 4.1(c): Restatement of Article II, Paragraph 3(C) (Approved by the stockholders on February 7, 1995):

"Fair market value as used herein shall be the last sale price in the NASDAQ National Market System on a given date as published in the Wall Street Journal or if no report is available for such date, the next preceding date for which a report is available."


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